Becker & Poliakoff, P.A. 45 Broadway, 17th Floor New York, NY 10006 Email: bhuo@beckerlawyers.com Phone: 212 599 3322

February 10, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street NE

Washington, DC 20549

Attention:	Ms. Pearlyne Paulemon
Mr. Jeffrey Lewis
Ms. Jennifer Monick
Mr. David Link

Re:	UY Scuti Acquisition Corp.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted January 10, 2025
CIK No. 0002036973

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated February 4, 2025 to Mr. Jialuan Ma, Chief Executive Officer of UY Scuti Acquisition Corp, (the “Company”). On behalf of our client, and as requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are providing this letter setting forth our responses to comments received from the Staff regarding the Amendment No. 2 to Draft Registration Statement on Form S-1 of the Company submitted on January 10, 2025 (the “Draft Registration Statement”) and concurrently amending the Registration Statement (the “Registration Statement”) to include revised disclosure to address the Staff’s comments, which Registration Statement has been publicly filed with the Commission on the date hereof.

For your convenience, we have set forth the Staff’s comments in bold italics, followed by our response, as follows:

Cover Page

1.	We note your response to prior comment 1. Please provide a cross-reference, highlighted by prominent type or in another manner, to the locations of all compensation related disclosures in the prospectus. See Item 1602(a)(3) of Regulation S-K.

We have provided the cross-reference on the cover page of the Registration Statement per the Staff’s comment.

Dilution, page 43

2.

We note your response to our prior comment 8 and your updated dilution disclosure. We remain unclear why your dilution table on page 44 reflects a redemption value of $8.93 per ordinary share rather than $10.00 per ordinary share for each redemption scenario of your NTBV calculation. As such, please revise your disclosure to reflect the number of ordinary shares redeemed at the amounts equivalent to the amounts to be paid for redemptions for each redemption scenario of your NTBV calculation, which is initially anticipated to be $10.00 per ordinary share. In addition, your revised disclosure should consider that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001 in your determination of your maximum redemption threshold for your revised dilution presentation.

We have revised the disclosure on page 43 and 44 of the Registration Statement in response to the Staff’s comment.

Dilution, page 126

3.	We note your response to our prior comment 12 and your revised disclosure. However, it is unclear how your dilution disclosure on pages 126 - 128 complies with the requirements in Item 1602(c) of Regulation S-K. Your disclosure should include a tabular format with quartile intervals based on percentages of the maximum redemption threshold; the offering price as of the most recent balance sheet date filed; the net tangible book value per share, as adjusted, as if the offering and assumed redemption levels have occurred and to give effect to material probable or consummated transactions. In addition, your disclosure should provide the difference between the offering price and the net tangible book value per share, as adjusted, and a description of the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure. Please revise your disclosure to comply with Item 1602(c) of Regulation S-K, or advise.

We have revised the disclosure on pages 126 to 127 of the Registration Statement in response to the Staff’s comment.

Thank you for your time and attention. We believe that our revisions have addressed all of the Staff’s concerns of which we are aware. Should you have additional questions regarding the information contained herein or in the Registration Statement, please contact the undersigned, Bill Huo, Esq., at bhuo@beckerlawyers.com, or Michael Goldstein, Esq. at mgoldstein@beckerlawyers.com.

Very truly yours,

By:	/s/ Bill Huo
Name:	Bill Huo

cc:	Jialuan Ma, Chief Executive Officer